US Investor Presentation

September 2003

Filed by New Focus, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: New Focus, Inc.
Commission File No.: 000-29811

Disclaimer

 Any remarks that we may make about future expectations, plans and prospects for Bookham constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities
Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in our Annual
Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the Securities and Exchange
Commission.  Forward-looking statements represent Bookham’s
estimates as of the date made, and should not be relied upon as representing Bookham’s estimates as of any subsequent date.  While
Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Bookham Overview

Key facts

Founded in 1988

1998: First commercial products (transceivers)

1998: Intel and Cisco invest in Bookham

April 2000: Traded on NASDAQ and London Stock Exchange (LSE)

Feb 2002: Acquired Marconi’s optical component business

Fab and actives; Became a player in tunable lasers and modulators

November 2002: Acquired Nortel Networks Optical Components

Acquired one of largest product lines in the industry

December 2002: Gained number 2 position worldwide in telecom optical components

July 2003: Acquired Cierra Photonics

Opens up new market opportunities with thin film filters

August 2003: Completed integration/closure of former Nortel facilities

September 2003: proposed acquisition of New Focus and Ignis Optics

Current Bookham positioning

No. 2 in telecom optical components

Most comprehensive, end-to-end product portfolio of active
components and amplifiers

Strong, Blue Chip customer base

Strategic relationship (supply and R&D agreements) with
Nortel, the No. 1 optical systems vendor

Emerging, non-telecom optical business leveraging existing
Bookham technologies

Efficient, integrated manufacturing capability

Proven ability to acquire and consolidate (Nortel, Marconi,
Cierra) – additional value enhancing opportunities available

Strong competitive positioning vs. its competitors

Q2 2003 Telecom Optical Components Revenues
(estimates; excludes datacom and other revenues)
$ in Millions
$70
$60
$50
$40
$30
$20
$10
$0
JDSU (comms)
Bookham
Avanex (pro-forma)
Hitachi Opnext/Cable
NEC
Fujitsu

www.bookham.com 6 Thinking optical solutions

Number 2 in telecom optical
components

Strategy: going forward

Leverage position of market leadership to gain share in
telecom

Secure revenue base (supply agreements)

Continue expansion into new tier 1 accounts

Make ex-NNOC products available to all other customers

Forward-integrate into subsystems (create barriers to entry)

Use technology depth to deliver differentiation in cost, space and power consumption

Exploit consolidation opportunities to gain added scale

Develop non-telecom business

Continue growth of MMICs

Expand into related opportunities in industrial, military and aerospace

Expand into datacom

Implement competitive cost structure

Deliver on restructuring targets

Realize scale benefits (R&D, manufacturing)

Cash management

Continuing cost-reduction

Bookham TECHNOLOGY

www.bookham.com 8 Thinking optical solutions

Full product coverage

Transmit

DFB

Thermal Tunability

Electronic Tunability

Direct Mod

InP MZ

GaAs MZ

E/A

Transceiver

Transponder

Receive

Transmit

Mux

Node

Demux

Mux

TFF

Control

EVOA

Amplify

Amplifiers

980 pump

Photodiodes

GFF

OSC

Add/Drop

Skip
Filters

DeMux

TFF

Receivers

PINs

APDs

Transceivers

Transponders

Others
9%
Ciena
4%
Cisco
5%
Marconi
6%
Siemens
7%
NEC
8%
Huawei
8%
Fujitsu
8%
Lucent
12%
Alcatel
15%
Nortel
18%

www.bookham.com 9 Thinking optical solutions

Optical networking market
shares (sales Q2 2003)

Strong Blue Chip customer base

Source: Dell’Oro Sept 2003 & company estimate

Supply agreements with Nortel and
Marconi provide $109 million of
guaranteed revenues in 2003

Combined optical networking market
share of Nortel and Marconi at 23%,
up from 18% in Q3 2001

Huawei: a 10% customer for the first
time in Q2 2003

Expanding position with other Tier 1
customers

Strategic relationship with Nortel
and Marconi (supply contracts)

No. 1 market share in optical
systems

3 year supply agreement

Committed purchases by product

Minimum commitment

85% to 65% TxR

65% to 50% amplifiers

$20 million per quarter first 6
quarters

Part of acquisition Nov 02

Significant progress with Design-ins

Leading market share within
European countries

$45 million take or pay supply
contract as part of Feb 02
acquisition

$18 million commitment remaining
at 30th June 03

Non-Telco markets & products

Dedicated market group within Bookham to ensure focus

Strategy is to deliver existing technology customised to alternative markets that value it – spreading fixed manufacturing costs and R&D know-how

Leverages increased revenue and cash from existing facilities with minimal incremental investment

Key targets:

MMICs > military and aerospace – a current business (25 year heritage)

High power GaAs lasers > industrial – Q1 2004 start

Datacom where crossover with Telecom

TX/RX > military customers

High profit-margin business

Transaction with New Focus accelerates development of non
telecom optical business and reduces dependency on major telecom customers

Non-telecom revenues in 2004 expected to be over 30% of total Bookham revenues

Kanata, Canada

R&D

Milton, UK

HQ

Paignton, UK

Main A&T
facility

240k sq ft

92k sq ft clean
room

Established
1970s

Zurich, Switzerland

980 Pump Laser Chip

Caswell, UK

Main GaAs

and InP fab

180k sq ft

37k sq ft clean
room

Established
1940s

Santa Rosa, US

TFF

Bookham facilities

Consolidation plans are delivering
50% reduction in Ops OHD spend while
supporting revenue growth

Programs ahead of plan: delivering savings faster

EDFA,

WaVe

Fibres,

ASOC,

E2

A&T,

CoT

Wafer

Fab

Amplifier facilities: 2 into 1, completed Q4 ‘02

Chip preparation from Caswell and Ottawa to Paignton, completed Q4 ‘02

Caswell A&T consolidated into Paignton, completed Q1 ‘03

Harlow speciality fiber activity, closed end Q1 ‘03

Poughkeepsie E2 manufacturing, closed end Q2 ‘03

ASOC engineering and manufacturing restructured Q1-Q2 ’03, closed Q3 ‘02

Completion of Ottawa fab consolidation, completed ahead of schedule, Q3 ‘03

Completed

OHD Spend

0%

20%

40%

60%

80%

100%

120%

2002

Q3

2002

Q4

2003

Q1

2003

Q2

2003

Q3

2003

Q4

2004

Q1

New Focus Overview

Key facts

1990

Founded around a mission to provide innovative photonics tools

1991

Achieved initial revenues with the introduction of high-speed detectors, electro-optic modulators, and opto-mechanics

1990s

Grew business around key photonics products and technologies

1997

Entered the telecom components and test & measurement market

2000

Completed IPO and secondary offering raising over $550 million

2001

Acquired JCA Technology, a supplier of microwave RF amplifiers

2002

Sold passive optical component product line to Finisar and
network tunable laser technology to Intel

Today

Business focused on photonics tools and microwave RF amplifiers for diversified non-telecom markets

Bookham TECHNOLOGY

DIVERSIFIED MARKETS
Telecom T&M
Semicon
Industrial
Biotech/Medical
Defense

ASML

LeCroy

KLA Tencor

NASA Jet Propulsion Laboratory
California Institute of Technology

www.bookham.com 16 Thinking optical solutions

Diversified Blue Chip customers

Several

Tier-1 defense

contractors

Other major semiconductor

capital equipment OEMs

Transaction summary

Proposed acquisition of New Focus by Bookham - transaction highlights

- All-share acquisition of New Focus by Bookham
- Bookham would acquire New Focus for $191 million (£118 million) in stock
  - 84 million shares, including assumed exercise of options (fixed 1.2015 exchange ratio)
  - Cash distribution of approximately $140 million (£86 million) million to New Focus stockholders
  - 27.4% pro forma ownership for current stockholders of New Focus
- Acquisition would give Bookham:
  - $25 million per year non-telecom optical components/RF business
  - New Focus business which is progressing towards breakeven with improving margins and revenue growth prospects
  - $105 million (£65 million) of cash on closing balance sheet
  - Low-cost China manufacturing facility
- Transaction expected to accelerate development of non-telecom optical business and reduce dependency on major telecom customers
  - Non-telecom revenues in 2004 expected to be approximately 30% of total Bookham revenues
- Estimated closing date December 2003 or early 2004

www.bookham.com 18 Thinking optical solutions

Strategic rationale

Expect to:

Provide substantial increase in cash reserves

Accelerate development of non-telecom optical business

Reduce dependency on major telecom customers

Provide additional low cost manufacturing capability through state-of-
the-art Chinese facility

Establish strong Bookham presence in Silicon Valley

Accelerate time to operating cash breakeven

Expected to accelerate development
of non-telecom optical business

New Focus is a leading provider of Photonics and Microwave Solutions to diversified markets

New Focus has a strong reputation for innovation, quality and customer service

New Focus has over 100 patents and applications and 20 industry awards for innovation

New Focus served markets are estimated at approximately $1 billion in 2003 (1)

Acquisition is consistent with previously announced non-telecom diversification strategy

(1) Source: Laser Focus World, Berenberg Bank, Medical Report, and Strategies Unlimited

Bookham

Bookham Pro forma

Telecom

94%

Non-Telecom

6%

Telecom

80%

Non-Telecom

20%

Q2 2003

In 2004, expect approximately 30% of revenues from non-telecom customers

Expected to reduce dependency
on major telecom customers

Nortel

62%

Marconi

10%

Huawei

10%

Others

18%

Bookham

Bookham Pro forma

Nortel

53%

Marconi

8.5%

Huawei

8.5%

Others

15%

New Focus Customers

15%

Q2 2003

New Focus facilities

Location: San Jose, CA

Size: 60k sq ft

Location: Shenzhen, China

Size: 247k sq ft

San Jose

Technical/business presence – important
asset for Bookham’s planned expansion
strategy

Two facilities: room for either expansion
or cost-reduction

China

State-of-the-art facility in Shenzhen Free
Trade Zone, close to Huawei and  with
prime location overlooking Hong-Kong
(currently empty)

Financial Impact
Pro-forma income statement (in $US million)

1.

Excludes charges which generally have included restructuring costs

2.

Represents earnings before interest, taxes, depreciation and amortisation and excluding charges

N.B        Translated solely for  the convenience of the reader at the rate of $1.62 = £1

Anticipated next steps

Announced restructurings

            Bookham

- Ottawa fab closure

- Other Bookham cost
reductions

New Focus

   - Q3 staff reductions

Anticipated synergies of
G&A consolidation of New
Focus

Anticipated growth
through market share
gains and expansion of
non-telecom revenues

Q2 2003

Bookham

New Focus

Combined

Revenue

$34.1

$6.3

$40.4

Cost of Sales

(1)

39.2

5.2

44.4

Gross Profit (Loss)

(1)

(5.2)

1.1

(4.0)

R&D

(1)

13.2

2.4

15.6

SG&A

(1)

10.7

4.7

15.4

Operating Income (Loss)

(1)

(29.0)

(5.9)

(35.0)

Operating Cash Flow

(2)

(23.4)

(4.7)

(28.1)

Financial impact
Summary balance sheet (in $US million)

(1) New Focus cash figure is post distribution of $140m (and potential proceeds from New Focus option exercises)  but excludes deal costs estimated at $12.1 m.

N.B. Translated solely for  the convenience of the reader at the rate of $1.62 = £1

Pro-forma 30 June 2003

Bookham

New Focus (1)

Combined

Cash & short term investments

$114.7

$117.0

$231.7

Accounts Receivable

24.0

2.6

26.6

Inventory

26.9

3.4

30.3

Net Current Assets

173.9

126.4

300.3

Long-Term Liabilities

(54.6)

(12.1)

(66.7)

Net Assets

181.9

150.3

332.2

Comparable Companies Valuation
Aggregate Value / CY2004E Revenues (2)

8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
6.7x
Mean(1): 5.5x
5.0x
4.8x
2.0x
JDSU
Avanex
Oplink
Bookham

(1) Mean excluding Bookham.
(2) Financials based on Street estimates; aggregate value includes net debt.
(3) Based on primary shares outstanding and stock prices as of 9/22/03.

www.bookham.com 25 Thinking optical solutions

Comparable companies valuations

Outlook

Q3 03 revenue projection:  $34 million to $39 million

Gross margin expected to improve by 10% or more

Exceptional charges projection: $23 million to $26 million

Q3 03 cash burn projection (including exceptionals):
$32 million to $37 million

Summary

Strong market position: #2 in telecom, which would be
balanced outside of telecom

Strong and expanding telecom customer base
(NT/MONI/Huawei), which would be significantly de-risked

Strong revenue base (supply agreements)

Strong product line-up

Strong manufacturing base; proposed transaction would add
low-cost manufacturing site

Operational execution

Deep management expertise

Strong financial position

Record of consolidation and successful integration

Bookham

TECHNOLOGY

Thinking optical solutions

www.bookham.com 28 Thinking optical solutions

Additional Information And Where To Find It

  Bookham Technology, Inc. plans to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 will contain a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. intend to file in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919 5384.

  Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

  New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.